SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PAR PHARMACEUTICAL COMPANIES, INC.

(Name of Issuer)

PAR PHARMACEUTICAL COMPANIES, INC.

(Name of Filing Person (Offeror and Issuer))

2.875% Senior Subordinated Convertible Notes due 2010

(Title of Class of Securities)

717125 AA 6

717125 AC 2

(CUSIP Numbers of Class of Securities)

Thomas Haughey

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

300 Tice Boulevard

Woodcliff Lake, New Jersey  07677

(201) 802-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

WHITNEY J. SMITH, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

(212) 536-3930

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$65,000,000	$3,627

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $65,000,000 aggregate principal amount of the outstanding 2.875% Senior Subordinated Convertible Notes due 2010, at the maximum tender offer price of $1,000.00 per $1,000 principal amount.

**

$55.80 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2009.

X

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,591

Filing Party: Par Pharmaceutical Companies, Inc.

Form or Registration No.: 005-46121

Date Filed: October 14, 2009

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐

third party tender offer subject to Rule 14d-1.

X

issuer tender offer subject to Rule 13e-4.

☐

going-private transaction subject to Rule 13e-3.

☐

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Par Pharmaceutical Companies, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 14, 2009 relating to an offer by the Company to purchase up to $65,000,000 of the Company’s outstanding 2.875% Senior Subordinated Convertible Notes due 2010 upon the terms of the Offer to Purchase, dated October 14, 2009 (the “Offer”).  The Company is filing this Amendment No. 1 to increase the price for the Modified Dutch Auction from a range of $982.50 to $990.00 per $1,000 principal amount to a range of $982.50 to $1,000.00 per $1,000 principal amount, and to extend the Offer from 12:00 midnight, New York City time, on Wednesday, November 11, 2009 until 12:00 midnight, New York City time, on Tuesday, November 24, 2009.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

ITEM 4.

TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended and supplemented to include the information in “Terms of the Offer” and “Conditions of the Offer” of the Supplement to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12.

EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented to include the following Exhibits.

99(a)(1)(vi)

Supplement to Offer to Purchase, dated November 9, 2009.

99(a)(5)(ii)

Press Release, dated November 9, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule TO is true, complete and correct.

PAR PHARMACEUTICAL COMPANIES, INC.

/s/ Thomas Haughey

Thomas Haughey

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Date: November 9, 2009

Index to Exhibits

Exhibit Number

Description

99(a)(1)(i)

Offer to Purchase, dated October 14, 2009.

99(a)(1)(ii)

Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

99(a)(1)(iii)

Notice of Guaranteed Delivery.

99(a)(1)(iv)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

99(a)(1)(v)

Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

99(a)(1)(vi)*

Supplement to Offer to Purchase, dated November 9, 2009.

99(a)(5)(i)

Press Release, dated October 14, 2009.

99(a)(5)(ii)*

Press Release, dated November 9, 2009.

99(d)(1)

Indenture, dated as of September 30, 2003, between the Company and American Stock Transfer & Trust Company (previously filed on December 24, 2003 as an exhibit to the Company’s Registration Statement on Form S-3 (File No. 333-111567) and incorporated herein by reference).

99(d)(2)

First Supplemental Indenture, dated as of March 31, 2006, between the Company and American Stock Transfer & Trust Company (previously filed as an exhibit to the Company’s Current Report on Form 8-K, dated March 31, 2006, and incorporated herein by reference).

99(d)(3)

Registration Rights Agreement, dated as of September 30, 2003, between the Company, Bear Stearns & Co. Inc., CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. (previously filed on December 24, 2003 as an exhibit to the Company’s Registration Statement on Form S-3 (File No. 333-111567) and incorporated herein by reference).

* Filed herewith.

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